1875 K Street, N.W. Washington, DC 20006 Tel: 202 303 1000 Fax: 202 303 2000

October 24, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 977

Ladies and Gentlemen:

On behalf of the Trust, we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 977 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment relates to the following series of the Trust (each, a “Fund” and collectively, the “Funds”):

iShares MSCI Ireland Capped ETF;

iShares MSCI New Zealand Capped ETF; and

iShares MSCI Poland Capped ETF.

The Amendment is being filed pursuant to Rule 485(a)(1) under the 1933 Act, and it will become effective 60 days after filing. The Amendment is being filed primarily to reflect the change in the underlying index for each Fund as follows:

iShares MSCI Ireland Capped ETF from MSCI Ireland Investable Market 25/50 Index to MSCI All Ireland Capped Index;

iShares MSCI New Zealand Capped ETF from MSCI New Zealand Investable Market Index to MSCI New Zealand IMI 25/50 Index; and

iShares MSCI Poland Capped ETF from MSCI Poland Investable Market Index to MSCI Poland IMI 25/50 Index.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1) Investment Objectives and Policies

(a) iShares MSCI Ireland Capped ETF

The iShares MSCI Ireland Capped ETF (the “Fund”) seeks to track the investment results of a broad-based index composed of Irish equities.

The Fund seeks to track the investment results of the MSCI All Ireland Capped Index (the “Underlying Index”), which is a free float-adjusted market capitalization-weighted index that aims to reflect the performance of securities that are listed in Ireland and classified in Ireland according to the MSCI Global Investable Market Indices methodology (“Investable Market Methodology”), as well as securities of companies that are headquartered or listed in Ireland, and have the majority of their operations based in Ireland, but are not classified in Ireland as per the Investable Market Methodology. The Underlying Index may include large-, mid- or small- capitalization companies and components primarily include consumer staples, industrials and materials companies. The components of the Underlying Index, and the degree to which these components represent certain industries, may change over time.

(b) iShares MSCI New Zealand Capped ETF

The iShares MSCI New Zealand Capped ETF (the “Fund”) seeks to track the investment results of a broad-based index composed of New Zealand equities.

The Fund seeks to track the investment results of the MSCI New Zealand IMI 25/50 Index (the “Underlying Index”), which is a free float-adjusted market capitalization-weighted index designed to measure the performance of equity securities listed on stock exchanges in New Zealand. A capping methodology is applied to issuer weights so that no single issuer of a component exceeds 25% of the Underlying Index weight and all issuers with weight above 5% do not exceed 50% of the Underlying Index weight. The Underlying Index may include large-, mid- or small-capitalization companies and components primarily include consumer discretionary, industrials and materials companies. The components of the Underlying Index, and the degree to which these components represent certain industries, may change over time.

(c) iShares MSCI Poland Capped ETF

The iShares MSCI Poland Capped ETF (the “Fund”) seeks to track the investment results of a broad-based index composed of Polish equities.

The Fund seeks to track the investment results of the MSCI Poland IMI 25/50 Index (the “Underlying Index”), which is a free float-adjusted market capitalization-weighted index designed to measure the performance of equity securities listed on stock exchanges in Poland. A capping methodology is applied to issuer weights so that no single issuer of a component exceeds 25% of the Underlying Index weight and all issuers with weight above 5% do not exceed 50% of the Underlying Index weight. The Underlying Index may include large-, mid- or small- capitalization companies and components primarily include energy, financial and materials companies. The components of the Underlying Index, and the degree to which these components represent certain industries, may change over time.

(2) Changes from Recent Filings

Each Fund’s description of its investment strategy and risk factors are specific to the Fund. Each Fund’s portfolio managers are specific to the Fund.

The Amendment follows the general format used in prior Trust filings prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 901 filed pursuant to Rule 485(a)(1) on June 3, 2013, relating to the iSharesBond 2023 Corporate Term ETF.

(3) Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in prior filings submitted by the Trust and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 901, filed pursuant to Rule 485(a)(1) on June 3, 2013.

In the Prospectus:

“Portfolio Holdings Information,” “Management - Investment Adviser,” “Management — Administrator, Custodian and Transfer Agent,” “Management — Conflicts of Interest,” “Shareholder Information — Book Entry,” “Shareholder Information — Share Prices,” “Shareholder Information — Dividends and Distributions,” “Shareholder Information - Taxes,” “Shareholder Information — Taxes When Shares Are Sold,” “Shareholder Information — Creations and Redemptions,” “Shareholder Information — Householding,” “Distribution” and “Financial Highlights.”

In the Statement of Additional Information:

“Proxy Voting Policy,” “Portfolio Holdings Information,” “Continuous Offering,” “Investment Advisory, Administrative and Distribution Services — Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services — Anti-Money Laundering Requirements,” “Investment Advisory, Administrative and Distribution Services — Administrator, Custodian and Transfer Agent,” “Investment Advisory, Administrative and Distribution Services — Distributor,” “Additional Information Concerning the Trust - DTC as Securities Depository for Shares of the Fund,” “Financial Statements” and “Miscellaneous Information.”

*    *    *    *    *

The operations of the Funds, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Trust, we request that the Registration Statement be given selective review by the Staff.1

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Ed Baer, Esq.

Katherine Drury

Michael Gung

Joel Whipple